Exhibit 8.2

[Letterhead of]

HINCKLEY, ALLEN & SNYDER, LLP

June 3, 2011

Bancorp Rhode Island, Inc.

One Turks Head Place

Providence, Rhode Island  02903

Brookline Bancorp, Inc.

160 Washington Street

Brookline, Massachusetts  02447-0469

Ladies and Gentlemen:

We have acted as counsel for Bancorp Rhode Island, Inc. (“Bancorp RI”), a Rhode Island corporation, in connection with the merger of Bancorp RI with and into Brookline Bancorp, Inc. (“Brookline”), a Delaware corporation, with Brookline being the surviving corporation (the “Merger”), occurring pursuant to that Agreement and Plan of Merger dated as of April 19, 2011 between Bancorp RI and Brookline.

This opinion is being delivered in connection with the filing of the registration statement on Form S-4 (the “Registration Statement”), which includes the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”), filed by Brookline with the Securities and Exchange Commission (the “Commission”).

We have examined that portion of the Proxy Statement/Prospectus under the heading “Material Federal Income Tax Consequences” and confirm to you that, in our opinion, to the extent the statements therein describe the United States federal income tax treatment of holders of Bancorp RI common stock who exchange such stock for Brookline common stock and/or cash pursuant to the Merger Agreement, such statements are accurate in all material respects.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm name in the Proxy Statement/Prospectus under the heading “Material Federal Income Tax Consequences.”  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very Truly Yours,

/s/ Hinckley, Allen & Snyder LLP

Hinckley, Allen & Snyder LLP